FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)

Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

June 6, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

June 6, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company has grown its blue chip Manitoba exploration group by securing the prospecting consulting services of the award-winning A.S.K. Prospecting and Guiding Team (“ASK”). ASK is contributing to the comprehensive exploration of Grandview’s Rice Lake Gold District properties which commenced this past week in Manitoba.

Grandview is targeting undiscovered potential in the Rice Lake greenstone belt, across the border from Ontario’s 10 million ounce gold Red Lake Gold Camp. While vastly under- explored, Grandview believes Rice Lake demonstrates potential to become the next Red Lake as it shares many geological features. The Bissett Gold Camp, located on the Rice Lake greenstone belt is one of the top producing gold areas in Canada, and with a historic production of over 1.7 million ounces is indicative of the region’s mineral riches.

Grandview has 100% interest in five claims covering 79 hectares in close proximity to the Bissett Mine, all with known gold mineralization. The Company has 100% interest in the 283 acre Angelina property, and the 2,824 hectare Banksian property. Angelina is located 24 kilometres southeast of the town of Bissett and 100 kilometres west of Ontario’s Red Lake District. Banksian is located 45 kilometres southeast of Rice Lake.

At the eastern edge of the Rice Lake greenstone belt, Grandview holds 100% interest in 20 claims covering a 3,975 hectare area, plus has an option to earn a 60% interest in the 1,594 hectare Gem Project from Marum Resources Inc.. Also in Manitoba, the Company has a right to earn 70% interest in the 1,120 hectare Rocky Ridge gold property in the historic Lac du Bonnet Mining District.

Grandview has completed airborne geophysical surveys and, with the expert assistance of ASK will target geophysical anomalies, structural and mineralized zones throughout our Rice Lake project areas. “Our goal this season it to leverage our highly motivated and efficient exploration team to gain as much geological data as possible with a view to develop near future drill targets on several Rice Lake properties,” says Grandview President and CEO Paul Sarjeant.

ASK is the famous Newfoundland company presently headed by Kevin Keats, grandson of its founders, and fourth-generation prospector.

Grandview Gold Inc.

ASK won the Prospector of the Year Award presented by the Prospectors and Developers Association of Canada. Keats Grandsons and great grandsons, under the direction of Kevin, are all actively involved in prospecting.

Ted Keats, Kevin’s father, was involved in the discovery of the Point Leamington, Burnt Pond and Tally Pond base metal discoveries. Sons Al, Calvin, Fred, and Suley followed in their father’s footsteps. Al worked with his father on the Point Leamington and Tally Pond deposits and was also responsible for the discovery of the Winter Hill and Boundary deposits and mineralized boulders in the vicinity of the Duck Pond deposit. Calvin has worked all over the world, discovering South Golden Promise and numerous uranium showings in Labrador. Fred discovered a 36-ounce/ton visible-gold boulder on the Appleton Linear for Noranda (now optioned to Paragon). Suley discovered the Beaver Brook base metal deposit with Calvin and has been looking for uranium in Labrador.

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America.

Item 5.

Full Description of Material Change

June 6, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company has grown its blue chip Manitoba exploration group by securing the prospecting consulting services of the award-winning A.S.K. Prospecting and Guiding Team (“ASK”). ASK is contributing to the comprehensive exploration of Grandview’s Rice Lake Gold District properties which commenced this past week in Manitoba.

Grandview is targeting undiscovered potential in the Rice Lake greenstone belt, across the border from Ontario’s 10 million ounce gold Red Lake Gold Camp. While vastly under-explored, Grandview believes Rice Lake demonstrates potential to become the next Red Lake as it shares many geological features. The Bissett Gold Camp, located on the Rice Lake greenstone belt is one of the top producing gold areas in Canada, and with a historic production of over 1.7 million ounces is indicative of the region’s mineral riches.

Grandview has 100% interest in five claims covering 79 hectares in close proximity to the Bissett Mine, all with known gold mineralization. The Company has 100% interest in the 283 acre Angelina property, and the 2,824 hectare Banksian property. Angelina is located 24 kilometres southeast of the town of Bissett and 100 kilometres west of Ontario’s Red Lake District. Banksian is located 45 kilometres southeast of Rice Lake.

At the eastern edge of the Rice Lake greenstone belt, Grandview holds 100% interest in 20 claims covering a 3,975 hectare area, plus has an option to earn a 60% interest in the 1,594 hectare Gem Project from Marum Resources Inc.. Also in Manitoba, the Company has a right to earn 70% interest in the 1,120 hectare Rocky Ridge gold property in the historic Lac du Bonnet Mining District.

Grandview has completed airborne geophysical surveys and, with the expert assistance of ASK will target geophysical anomalies, structural and mineralized zones throughout our Rice Lake project areas. “Our goal this season it to leverage our highly motivated and efficient exploration team to gain as much geological data as possible with a view to develop

Grandview Gold Inc.

near future drill targets on several Rice Lake properties,” says Grandview President and CEO Paul Sarjeant.

ASK is the famous Newfoundland company presently headed by Kevin Keats, grandson of its founders, and fourth-generation prospector.

ASK won the Prospector of the Year Award presented by the Prospectors and Developers Association of Canada. Keats Grandsons and great grandsons, under the direction of Kevin, are all actively involved in prospecting.

Ted Keats, Kevin’s father, was involved in the discovery of the Point Leamington, Burnt Pond and Tally Pond base metal discoveries. Sons Al, Calvin, Fred, and Suley followed in their father’s footsteps. Al worked with his father on the Point Leamington and Tally Pond deposits and was also responsible for the discovery of the Winter Hill and Boundary deposits and mineralized boulders in the vicinity of the Duck Pond deposit. Calvin has worked all over the world, discovering South Golden Promise and numerous uranium showings in Labrador. Fred discovered a 36-ounce/ton visible-gold boulder on the Appleton Linear for Noranda (now optioned to Paragon). Suley discovered the Beaver Brook base metal deposit with Calvin and has been looking for uranium in Labrador.

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 6th day of June 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.